UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2007

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No       X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2007

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Corrections of Risk-Adjusted Capital Ratio Based on the Basel 2 Standards

for the First Quarter Ended June 30, 2007

Tokyo, October 31, 2007 — Mitsubishi UFJ Financial Group, Inc. today announced the following corrections of its Risk-Adjusted Capital Ratio Based on the Basel 2 Standards for the First Quarter Ended June 30, 2007 released on August 20, 2007. (corrected figures are underlined)

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

	(in billions of yen)
	As of June 30, 2007
	Before correction	After correction
(1) Risk-adjusted capital ratio	12.95%	12.95%
(2) Tier 1 ratio	7.73%	7.73%
(3) Tier 1 capital	8,190.3	8,190.3
(4) Qualified Tier 2 capital	5,936.0	5,936.0
(5) Qualified Tier 3 capital	—	—
(6) Deductions from total qualifying capital	410.4	410.4
(7) Net qualifying capital (3) + (4) + (5) – (6)	13,715.9	13,715.9
(8) Risk-adjusted assets	105,906.3	105,886.2
(9) Required Capital	8,472.5	8,470.9

Mitsubishi UFJ Trust and Banking Corporation (Consolidated)

	(in billions of yen)
	As of June 30, 2007
	Before correction	After correction
(1) Risk-adjusted capital ratio	13.71%	13.73%
(2) Tier 1 ratio	8.85%	8.86%
(3) Tier 1 capital	1,220.1	1,220.1
(4) Qualified Tier 2 capital	720.7	720.7
(5) Qualified Tier 3 capital	—	—
(6) Deductions from total qualifying capital	51.2	51.2
(7) Net qualifying capital (3) + (4) + (5) – (6)	1,889.6	1,889.6
(8) Risk-adjusted assets	13,780.6	13,760.5
(9) Required Capital	1,102.4	1,100.8

Note: The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Consolidated) Risk-adjusted capital ratio remains the same.

Contact:

Mitsubishi UFJ Financial Group, Inc. Financial Planning Division Tel: 81-3-3240-2911